Exhibit 99.3

Genius Group announces the appointment of Mr. Erez Simha as Chief Financial Officer

SINGAPORE, July 21st, 2022: Genius Group Limited (“Genius Group” or the “Company”) (NYSE American: GNS), a world-leading entrepreneur, Edtech and education group, today announced the appointment of Mr. Erez Simha as its Chief Financial Officer (CFO). He has been appointed in this role to help accelerate the Company’s global growth.

Mr. Simha brings over 20 years of experience and a proven track record of scaling high-tech disruptive companies in multiple industries, including food-tech, blockchain, 3D printing, and digital assets. Throughout his career, Mr. Simha brought these companies into the mainstream and has helped to scale them globally by implementing infrastructure and building global teams and networks. Mr. Simha brings with him intensive M&A and post-merger integration experience, and this will serve Genius Group in its current strategy of growth through inorganic expansion.

Roger James Hamilton, Founder and CEO of Genius Group, comments, “I am so pleased to welcome Erez to Genius Group. His track record of working in disruptive tech is a perfect addition to the team, and I know he has the skills to take Genius Group’s reach to the next level.”

Erez Simha comments, “I am super excited to start this new role at Genius Group. Roger is building a global company and brand and I am privileged to be part of this journey and am looking forward to helping to create the infrastructure and culture that a successful global company needs. Roger is an inspirational leader and brilliant futurist whose vision for the future of education is something I want to not only be involved in but to help create.”

About Genius Group

Genius Group is a world-leading entrepreneur Edtech, and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial, and life skills to succeed in today’s market. The group has over 2.9 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and four companies acquired since the closing of the IPO (the “IPO Acquisitions”).

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s AI-powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions are the first step towards this expansion. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Squared Education, which provides primary and secondary school education in South Africa; the University of Antelope Valley, which provides vocational certifications and university business and masters’ degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England, UK.

Genius Group’s post-IPO plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements.”. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contacts:
Ruth Shearman, Senior Account Manager, Adia PR
Tel: +44 7971 138303 Email: gns@adiapr.co.uk

Alison Shadrack, Director, Adia PR
Tel: +44 7794 540221 Email: gns@adiapr.co.uk